UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PROTEON THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74371L109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13G

CUSIP No. 74371L109	Page 2 of 8

1	Name of reporting persons Pharmstandard International S.A.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,165,344
	7	Sole dispositive power 0
	8	Shared dispositive power 1,165,344
9	Aggregate amount beneficially owned by each reporting person 1,165,344
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.1%[1]
12	Type of reporting person CO

[1]	Based on 16,449,164 shares of the Issuer’s common stock outstanding as of November 24, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

SCHEDULE 13G

CUSIP No. 74371L109	Page 3 of 8

1	Name of reporting persons Public Joint Stock Company “Pharmstandard”
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,165,344
	7	Sole dispositive power 0
	8	Shared dispositive power 1,165,344
9	Aggregate amount beneficially owned by each reporting person 1,165,344
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.1%[2]
12	Type of reporting person HC

[2]	Based on 16,449,164 shares of the Issuer’s common stock outstanding as of November 24, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

SCHEDULE 13G

CUSIP No. 74371L109	Page 4 of 8

Item 1(a).	Name of Issuer: Proteon Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
200 West Street
Waltham, Massachussetts 02451

Item 2(a).	Name of Person(s) Filing:
Pharmstandard International S.A. (“Pharmstandard International”)

Public Joint Stock Company “Pharmstandard” (“Pharmstandard”)

Attached as Exhibit 99.1 is a copy of the Joint Filing Agreement between the reporting persons, pursuant to which they agree that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Principal business office for Pharmstandard International:
65, Boulevard Grande—Duchesse Charlotte
Luxembourg L-1331

Principal business office for Pharmstandard:
Likhachevsky proezd 5 “B”, Moscow region,
Dogoprudny town, Russian Federation 141700

Item 2(c).	Citizenship:
Pharmstandard International is a Luxembourg société anonyme.
Pharmstandard is a Russian public joint stock company.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number: 74371L109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

			Pharmstandard International		Pharmstandard
(a)	Amount beneficially owned:		1,165,344	(1)	1,165,344	(1)
(b)	Percent of class:		7.1	%(2)	7.1	%(2)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote:	1,165,344	(1)	1,165,344	(1)
	(iii)	Sole power to dispose or to direct the disposition of:
	(iv)	Shared power to dispose or to direct the disposition of:	1,165,344	(1)	1,165,344	(1)

SCHEDULE 13G

CUSIP No. 74371L109	Page 5 of 8

(1)	As of the date hereof Pharmstandard, as parent of Pharmstandard International, holds directly or indirectly a majority interest in the outstanding equity securities of Pharmstandard International and may therefore be deemed to beneficially own the shares covered by this Schedule 13G.
(2)	Based on 16,449,164 shares of the Issuer’s common stock outstanding as of November 24, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SCHEDULE 13G

CUSIP No. 74371L109	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	PHARMSTANDARD INTERNATIONAL S.A.

	By:	/s/ Gérard Birchen
Name: Gérard Birchen
Title: Director

PHARMSTANDARD INTERNATIONAL S.A.

	By:	/s/ Olena Rebrova
Name: Olena Rebrova
Title: Director

SCHEDULE 13G

CUSIP No. 74371L109	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	PUBLIC JOINT STOCK COMPANY “PHARMSTANDARD”

	By:	/s/ Chupikov Vladimir M.
	Name:	Chupikov Vladimir M.
	Title:	General Director